UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MORGAN STANLEY

INSTITUTIONAL FUND OF HEDGE FUNDS LP

(Name of Subject Company (Issuer))

MORGAN STANLEY

INSTITUTIONAL FUND OF HEDGE FUNDS LP

(Name of Filing Person(s) (Issuer))

LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Barry Fink, Esq.

Morgan Stanley Investment Management Inc.

1221 Avenue of the Americas

New York, NY 10020

(800) 869-6397

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Barry B. Barbash, Esq.

Shearman & Sterling

801 Pennsylvania Avenue NW, Suite 900

Washington, DC 20004

(202) 508-8000

April 16, 2003

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $221,976,661 (a)	Amount of Filing Fee: $17,957.85 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.
(b)	Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.    SUMMARY TERM SHEET.

Morgan Stanley Institutional Fund of Hedge Funds LP (the “Partnership”) is offering to purchase Interests or portions thereof in the Partnership in an amount up to 25% of the net assets of the Partnership from limited partners of the Partnership (the “Limited Partners”) at their net asset value (that is, the value of the Partnership’s assets minus its liabilities, multiplied by the proportionate interest in the Partnership a Limited Partner desires to redeem) calculated as of the Valuation Date (as defined below). (As used in this Schedule TO, the term “Interest” or “Interests,” as the context requires, refers to the limited partnership interests in the Partnership or portions thereof that constitute the class of security that is the subject of this Offer (as defined below) or the limited partnership interests in the Partnership or portions thereof that are tendered by Limited Partners to the Partnership pursuant to this Offer.) The offer to purchase Interests (the “Offer”) will remain open until 12:00 midnight New York time, on May 31, 2003 (the “Initial Expiration Date”), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the “Expiration Date.” Limited Partners that desire to tender an Interest, or a portion of an Interest, for purchase, however, must do so by 12:00 midnight, New York time on Friday, May 16, 2003 (the “Initial Notice Date”), subject to any extension of the Offer. The later of the Initial Notice Date or the latest time and date that the Partnership designates as the deadline for Limited Partners to tender an Interest, or a portion of an Interest, for purchase is called the “Notice Date.” The net asset value of Interests will be calculated for this purpose as of June 30, 2003 or, if the Offer is extended, on the last business day of the month following the month in which the Offer actually expires (in each case, the “Valuation Date”). The Partnership reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Partnership will review the net asset value calculation of the Interests during the Partnership’s audit for its fiscal year ending December 31, 2003, which the Partnership expects will be completed by the end of February 2004 and that net asset value will be used to determine the final amount paid for tendered Interests.

Limited Partners may tender their entire Interest, or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $250,000 after the purchase of Interests. If a Limited Partner tenders its entire Interest (or a portion of its Interest) and the Partnership purchases that Interest, the Partnership will give the Limited Partner a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Limited Partner to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Partnership’s Amended and Restated Agreement of Limited Partnership dated as of July 1, 2002 (the “Partnership Agreement”)) determined as of June 30, 2003 (or if the Offer is extended, the net asset value determined on the Valuation Date). The Note will entitle the Limited Partner to receive an initial payment in cash and/or marketable securities (valued according to the Partnership Agreement) equal to at least 90% of the unaudited net asset value of the Interest tendered by the Limited Partner that is accepted for purchase by the Partnership (the “Initial Payment”) which will be paid to the Limited Partner no later than 30 days after the Valuation Date or, if the Partnership has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after the Partnership has received at least 90% of the aggregate amount withdrawn from such investment funds. The Note will also entitle the Limited Partner to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Partnership’s financial statements) over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Partnership’s next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire transferred directly to an account designated by the Limited Partner.

A Limited Partner that tenders for purchase only a portion of such Limited Partner’s Interest will be required to maintain a capital account balance equal to at least $250,000. The Partnership reserves the right to purchase less than the amount the Limited Partner tenders if the purchase would cause the Limited Partner’s capital account to have less than the required minimum balance of $250,000. If the Partnership accepts the tender of the Limited Partner’s entire Interest or a portion of such Limited Partner’s Interest, the Partnership will make payment for Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Partnership, the withdrawals of its capital from the investment funds in which it invests, or by borrowings (which the Partnership does not presently intend to do).

Limited Partners that desire to tender an Interest, or a portion of an Interest, for purchase must do so by 12:00 midnight, New York time, on Friday, May 16, 2003 (or if the Offer is extended, by any later Notice Date). The Offer to Limited Partners remains revocable until 12:00 midnight, New York time, on May 31, 2003 (or if the Offer is extended, until any later Expiration Date). Until the Expiration Date, Limited Partners have the right to change their minds and withdraw any tenders of their Interests. If the Partnership has not yet accepted a

Limited Partner’s tender of an Interest (or portion of an Interest) on or prior to June 11, 2003 (i.e., the date 40 business days from the commencement of the Offer), a Limited Partner will also have the right to withdraw its tender of its Interest after such date. Interests withdrawn prior to the Expiration Date may be re-tendered before the Notice Date by following the tender procedures described herein.

If a Limited Partner would like the Partnership to purchase its entire Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal to Morgan Stanley Alternative Investment Partners LP (referred to herein as “MSAIP” or the “General Partner”) at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, PA 19428-2881, Attention: Robin Coroniti; or (ii) fax it to MSAIP at (212) 507-8307, so that it is received before 12:00 midnight, New York time, on Friday, May 16, 2003. IF THE LIMITED PARTNER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO MSAIP PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, NEW YORK TIME, ON FRIDAY, MAY 16, 2003). The value of the Interests may change between February 28, 2003 (the last time prior to the date of this filing as of which net asset value was calculated) and June 30, 2003, the date as of which the value of the Interests being purchased will be determined. Limited Partners desiring to obtain the estimated net asset value of their Interests, which the Partnership will calculate from time to time based upon the information the Partnership receives from the managers of the investment funds in which it invests, may contact Morgan Stanley AIP GP LP, the Partnership’s investment adviser (the “Adviser”), at (610) 260-7600 or at the address listed in Item 3 below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time).

Please note that just as each Limited Partner has the right to withdraw its tender, the Partnership has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, New York time, on May 31, 2003. Also realize that although the Offer expires on May 31, 2003 (and that if a Limited Partner desires to tender an Interest, or a portion of an Interest, for purchase, it must do so by May 16, 2003), a Limited Partner that tenders its entire Interest will remain a Limited Partner of the Partnership through June 30, 2003, when the net asset value of the Limited Partner’s Interest is calculated, notwithstanding the Partnership’s acceptance of the Limited Partner’s Interest for purchase.

ITEM 2.    ISSUER INFORMATION.

(a)    The name of the issuer is Morgan Stanley Institutional Fund of Hedge Funds LP. The Partnership is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited partnership. The principal executive office of the Partnership is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881 and the telephone number is (610) 260-7600.

(b)    The title of the securities that are the subject of the Offer is “limited partnership interests,” or portions thereof in the Partnership. As of the close of business on February 28, 2003, the net asset value of the Partnership was $221,976,661. Subject to the conditions set out in the Offer, the Partnership will purchase Interests in an amount up to 25% of the net assets of the Partnership that are tendered by and not withdrawn by Limited Partners as described above in Item 1, subject to any extension of the Offer.

(c)    There is no established trading market for the Interests, and any transfer thereof is strictly limited by the terms of the Partnership Agreement.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Partnership and the subject company) is Morgan Stanley Institutional Fund of Hedge Funds LP. The Partnership’s principal executive office is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881 and the telephone number is (610) 260-7600. The General Partner of the Partnership is Morgan Stanley Alternative Investment Partners LP. The principal executive office of the General Partner is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881 and the telephone number is (610) 260-7600. The investment adviser of the Partnership is Morgan Stanley AIP GP LP. The principal executive office of the Adviser is located at One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881 and the telephone number is (610) 260-7600. The Partnership’s directors are Mitchell M. Merin, John D. Barrett II, Thomas P. Gerrity, Gerard E. Jones, Joseph J. Kearns, Vincent R. Mclean, C. Oscar Morong, Jr., William G. Morton, Jr., Michael Nugent, Fergus Reid, and Ronald E. Robison. See Item 6(c)(4) below regarding possible changes to the composition of the Partnership’s board of directors (the “Board of Directors”). Their address is c/o Morgan Stanley Institutional Fund of Hedge Funds LP, One Tower Bridge, 100 Front Street, Suite 1100, West Conshohocken, Pennsylvania 19428-2881 and their telephone number is (610) 260-7600.

ITEM 4.    TERMS OF THE TENDER OFFER.

(a)    (1) (i) Subject to the conditions set out in the Offer, the Partnership will purchase Interests in an amount up to 25% of the net assets of the Partnership that are tendered by Limited Partners by 12:00 midnight, New York time, on Friday, May 16, 2003 (or if the Offer is extended, by any later Expiration Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)    The value of the Interests tendered to the Partnership for purchase will be their net asset value as of the close of business on the Valuation Date (June 30, 2003 or, if the Offer is extended, the last business day of the month following the month in which the Offer actually expires). See Item 4(a)(1)(v) below.

Limited Partners may tender their entire Interest, or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $250,000 after the purchase of Interests. Each Limited Partner that tenders its entire Interest or a portion thereof that is accepted for purchase will be given the Note, a non-interest bearing, non-transferable promissory note, promptly after the Expiration Date. The Note will entitle the Limited Partner to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Partnership’s financial statements). This amount will be the value of the Limited Partner’s capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Partnership’s assets as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Limited Partner to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Partnership, determined as of the Valuation Date. Payment of this amount will be made no later than 30 days after the Valuation Date or, if the Partnership has requested withdrawals of its capital from any investment funds in order to fund the purchase of Interests, no later than ten business days after the Partnership has received at least 90% of the aggregate amount withdrawn by the Partnership from such investment funds. The Note will also entitle a Limited Partner to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Limited Partner and accepted by the Partnership for purchase as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Partnership’s financial statements, over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Partnership’s next annual audit. It is anticipated that the annual audit of the Partnership’s financial statements will be completed no later than 60 days after December 31, 2003, the fiscal year-end of the Partnership.

Although the Partnership has retained the option to pay all or a portion of the purchase amount by distributing marketable securities, the purchase amount will be paid entirely in cash, except in the unlikely event that the General Partner of the Partnership determines that the distribution of securities is necessary to avoid or mitigate any material adverse effect of the Offer on the Partnership or on the Limited Partners not tendering their Interests.

A Limited Partner that tenders for purchase only a portion of such Limited Partner’s Interest will be required to maintain a capital account balance equal to at least $250,000.

(iii)    The scheduled Expiration Date of the Offer is 12:00 midnight, New York time, Saturday, May 31, 2003. Limited Partners that desire to tender an Interest, or a portion of an Interest, for purchase, however, must do so by 12:00 midnight, New York time, on Friday, May 16, 2003 (or if the Offer is extended, by any later Notice Date).

(iv)    Not applicable.

(v)    The Partnership reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Limited Partners of such extension. If the Partnership elects to extend the tender period, for the purpose of determining the purchase amount for tendered Interests, the net asset value of such Interests will be determined at the close of business on the last business day of the month after the month in which the Offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated April 16, 2003, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Limited Partners.

(vi)    The Partnership’s Private Placement Memorandum dated April 5, 2002, as it may be supplemented from time to time (the “Private Placement Memorandum”), provides that a tender of Interests may be withdrawn at any time before 12:00 midnight, New York time, Saturday, May 31, 2003. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, if the Partnership has not yet accepted a Limited Partner’s tender of an Interest (or portion of an Interest) on or prior to June 11, 2003 (i.e., the date 40 business days from the commencement of the Offer), a Limited Partner will also have the right to withdraw its tender of its Interest after such date.

(vii)    Limited Partners wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to Morgan Stanley Alternative Investment Partners LP, to the attention of Robin Coroniti, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to MSAIP, also to the attention of Robin Coroniti, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by MSAIP, either by mail or by fax, no later than 12:00 midnight, New York time, on Friday, May 16, 2003 (or if the Offer is extended, by any later Notice Date). The Partnership recommends that all documents be submitted to MSAIP by certified mail, return receipt requested, or by facsimile transmission. A Limited Partner choosing to fax a Letter of Transmittal to MSAIP must also send or deliver the original completed and executed Letter of Transmittal to MSAIP promptly thereafter.

Any Limited Partner tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by MSAIP at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Notice Date by following the procedures described above.

(viii)    For purposes of the Offer, the Partnership will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Limited Partner of its election to purchase such Interest.

(ix)    If Interests in excess of 25% of the net assets of the Partnership are duly tendered to the Partnership prior to the Notice Date and not withdrawn prior to the Expiration Date, the Partnership will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Date and not withdrawn prior to the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.

The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)    The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of Limited Partners that do not tender Interests. Limited Partners that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Partnership’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Partnership believes that this result is unlikely given the nature of the Partnership’s investment program. A reduction in the aggregate assets of the Partnership may result in Limited Partners that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Limited Partners from time to time.

(xi)    Not applicable.

(xii)    The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Partnership from Limited Partners pursuant to the Offer. Limited Partners should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Partnership pursuant to the Offer.

In general, a Limited Partner from which an Interest is purchased by the Partnership will be treated as receiving a distribution from the Partnership. Such Limited Partner generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Limited Partner exceeds such Limited Partner’s then adjusted tax basis in such Limited Partner’s Interest. A Limited Partner’s basis in such Limited Partner’s Interest will be reduced (but not below zero) by the amount of consideration received by the Limited Partner from the Partnership in connection with the purchase of such Interest. A Limited Partner’s basis in such Limited Partner’s Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Limited Partner for periods prior to the purchase of such Interest. Cash distributed to a Limited Partner in excess of the adjusted tax basis of such Limited Partner’s Interest is taxable as a capital gain or ordinary income, depending on the circumstances. If the Partnership purchases a Limited Partner’s entire interest, the Limited Partner may recognize a loss, but only to the extent that the amount of consideration received from the Partnership is less than the Limited Partner’s then adjusted tax basis in such Limited Partner’s Interest.

(2)    Not applicable.

(b)    Any Interests to be purchased from any officer, director or affiliate of the Partnership will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Private Placement Memorandum and the Partnership Agreement, which were provided to each Limited Partner in advance of subscribing for Interests, provide that the Board of Directors has the discretion to determine whether the Partnership will purchase Interests from Limited Partners from time to time pursuant to written tenders. The Private Placement Memorandum also states that the General Partner and Adviser expect that they will recommend to the Board of Directors that the Partnership purchase Interests from Limited Partners quarterly each year, beginning on June 30, 2003 and thereafter on each September 30, December 31, March 31 and June 30 (or, if any such date is not a business day, on the immediately preceding business day). The Partnership has not previously offered to purchase Interests from Limited Partners pursuant to written tenders. The Partnership is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Partnership, the General Partner, the Adviser or the Board of Directors or any person controlling the Partnership, the General Partner, the Adviser or the Board of Directors; and (ii) any other person, with respect to the Interests. However, the Partnership Agreement provides that the Partnership shall be dissolved if the Interest of any Limited Partner that has submitted a written request, in accordance with the terms of the Partnership Agreement, to tender its entire Interest for purchase by the Partnership has not been purchased within a period of two years of the request (whether in a single purchase offer or multiple consecutive offers within the two-year period).

ITEM 6.    PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)    The purpose of the Offer is to provide liquidity to Limited Partners that hold Interests as contemplated by and in accordance with the procedures set out in the Private Placement Memorandum and the Partnership Agreement.

(b)    Interests that are tendered to the Partnership in connection with the Offer will be retired, although the Partnership may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Private Placement Memorandum. The Partnership currently expects that it will accept subscriptions for Interests as of the first business day of each calendar quarter, but is under no obligation to do so, and may do so more frequently as determined by the General Partner.

(c)    None of the Partnership, the General Partner, the Adviser and the Board of Directors has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Partnership’s intention to accept subscriptions for Interests on the first business day of each calendar quarter and from time to time in the discretion of the General Partner), or the disposition of Interests (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (3) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (4) any change in the present Board of Directors or in the management of the Partnership including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Directors (except that the Partnership intends to recommend that the Limited Partners vote to approve a decrease in the number of directors from eleven to ten and to elect seven new directors), or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (5) a purchase, sale or transfer of a material amount of assets of the Partnership (other than as the Board of Directors determines may be necessary or appropriate to fund all or a portion of the purchase amount for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Partnership); (6) any other material change in the Partnership’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the Partnership Agreement or other governing instruments or other actions that could impede the acquisition of control of the Partnership. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Partnership.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    The Partnership expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed 25% of the net assets of the Partnership (unless the Partnership elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Partnership; and (iii) possibly borrowings (which the Partnership does not presently intend to do), as described in paragraph (d) below. The Partnership will segregate, with its custodian, cash, liquid securities or interests in investment funds that the Partnership has requested to be withdrawn (or any combination of them) equal to the value of the amount estimated to be paid under any Note as described above.

(b)    There are no material conditions to the financing of the transaction. There are no alternative financing plans or arrangements for the transaction.

(c)    Not applicable.

(d)    None of the Partnership, the General Partner, the Adviser and the Board of Directors has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Interests, subject to compliance with applicable law. If the Partnership funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, State Street Bank and Trust Company, to serve as collateral for any amounts so borrowed, and, if the Partnership were to fail to repay any such amounts, the lender would be entitled to satisfy the Partnership’s obligations from the collateral deposited in the special custody account. The Partnership expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Partnership by existing or new Limited Partners, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Partnership.

ITEM 8.    INTEREST IN SECURITIES OF THE ISSUER.

(a)    Based on February 28, 2003 values, the General Partner owns $25,379,498 of Interests, representing approximately 2.9% of the outstanding Interests.

(b)    Other than the acceptance of subscriptions for Interests as of March 1, 2003 and April 1, 2003, there have been no transactions involving Interests that were effected during the past 60 days by the Partnership, the General Partner, the Adviser, any member of the Board of Directors or any person controlling the Partnership, the General Partner or the Adviser.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Partnership to make solicitations or recommendations in connection with the Offer.

ITEM 10.    FINANCIAL STATEMENTS.

(a)    (1)    Reference is made to the following financial statements of the Partnership, which the Partnership has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated herein by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the period as of July 1, 2002 (commencement of operations) through December 31, 2002 previously filed on EDGAR on Form N-30D on March 7, 2003; and

(2)    The Partnership is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Partnership does not have shares, and consequently does not have earnings per share information.

(3)    Not applicable.

(4)    The Partnership does not have shares, and consequently does not have book value per share information.

(b)    The Partnership’s assets will be reduced by the amount of the tendered Interests that are purchased by the Partnership. Thus, income relative to assets may be affected by the Offer. The Partnership does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.    ADDITIONAL INFORMATION.

(a)	(1) None.

(2)  None.

(3)  Not applicable.

(4)  None.

(b)	None.

ITEM 12.    EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Limited Partners and are incorporated herein by reference:

A.    Cover Letter to Offer to Purchase and Letter of Transmittal.

B.    Offer to Purchase (with financial statements enclosed).

C.    Form of Letter of Transmittal.

D.    Form of Notice of Withdrawal of Tender.

E.    Forms of Letters from the Partnership to Limited Partners in connection with the Partnership’s acceptance of tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MORGAN STANLEY INSTITUTIONAL FUND OF HEDGE FUNDS LP

By:	/S/ RONALD E. ROBISON

	Name:	Ronald E. Robison
	Title:	President

April 16, 2003

EXHIBIT INDEX

EXHIBIT
A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase (with financial statements enclosed).

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Partnership to Limited Partners in connection with the Partnership’s acceptance of tenders of Interests.